Exhibit (g)(5)

THIRD AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AMENDMENT is made as of the 27th day of July, 2016, by and between State Street Bank and Trust Company ("State Street" or the "Transfer Agent") and each of the Investment Companies Listed on Appendix "A" to the Transfer Agency and Service Agreement, as the same may be amended from time to time (each a "Trust" and collectively the "Trusts").

WHEREAS, State Street and the Trusts are party to a Transfer Agency and Service Agreement dated October 11, 2013 (the "Agreement");

WHEREAS, the Agreement has been amended twice to date, on September 18, 2014 and again on January 30, 2015, in each case to add Trusts to Appendix A of the Agreement;

WHEREAS, Section 10.1 of the Agreement provides that the Agreement shall remain in full force and effect until three years from the date on which the initial Trust commenced operations;

WHEREAS, according to the terms of the Agreement, the Initial Term will expire on October 21, 2016 and then auto-renew annually thereafter on October 21 each year;

WHEREAS, the Trusts desire to change the period of time that constitutes the Initial Term so that the renewal of the Agreement coincides with the internal review of the services provided by State Street pursuant to the Agreement; and

WHEREAS, State Street is willing to accept such change.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1. Section 10.1 of the Agreement is hereby deleted and replaced with the following:

This Agreement shall remain in full force and effect until April 30, 2017 (the "Initial Term"). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a "Renewal Term") unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.

2. Except as modified hereby, all other terms and conditions of the Agreement, as amended, shall remain in full force and effect.

3. This amendment may be executed in multiple counterparts, which together shall constitute one instrument.

4. The Agreement and this Amendment and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY

By: /s/Andrew Erickson

Andrew Erickson

Executive Vice President

EACH OF THE INVESTMENT COMPANIES LISTED ON APPENDIX "A" ATTACHED HERETO, ON BEHALF OF EACH OF THEIR RESPECTIVE PORTFOLIOS

By: /s/Adrien Deberghes

Adrien Deberghes

Treasurer - Fidelity Sector Portfolios

Treasurer - Fidelity Strategic Advisers Funds

Assistant Treasurer - Fidelity Equity and High Income Funds

Assistant Treasurer - Fidelity Fixed Income and Asset Allocation Funds